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                                                                     EXHIBIT 5.1


August 22, 2002


Levcor International, Inc.
462 Seventh Avenue, 20th Floor
New York, NY 10018

         Re:      Levcor International, Inc.
                  Registration on Form S-4

Ladies and Gentlemen:

         We refer to the Registration Statement on Form S-4 and Amendment No. 1 thereto (the "Registration Statement") (File No. 333-91074) filed by Levcor International, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission ("Commission") under the Securities Act of 1933, (the "Act"). The Registration Statement relates to the Company's issuance of 2,786,972 shares of its Common Stock, $0.01 par value per share, and 4,555,007 shares of its Series A Preferred Stock, $0.01 par value per share (together, the "Shares"), pursuant to the Agreement and Plan of Merger, dated as of May 24, 2002 (the "Agreement"), between the Company and Carlyle Industries, Inc. ("Carlyle"), under which Carlyle will be merged into the Company (the "Merger").

         It is our opinion that, when (i) the Registration Statement becomes effective and (ii) the Merger is consummated in accordance with the Agreement and the Shares are issued and delivered in exchange for shares of Carlyle common stock and Carlyle Series B preferred stock as contemplated by the Agreement, the Shares will be validly issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,

KATTEN MUCHIN ZAVIS ROSENMAN



By:   /s/ Katten Muchin Zavis Rosenman